Eurasia Energy Limited Suite 1003 409 Granville Street Vancouver, B.C. V6C 1T2 Canada Telephone: (604) 681-9588 Facsimile: (604) 681-4760

November 2, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C.   20549

Attention:  Ms. Donna Levy, Attorney

                  Division of Corporation Finance

Dear Ms. Levy:

Re:  Eurasia Energy Limited (the “Corporation”)

        - Amendment No. 3 to Form S-4 filed November 2, 2007

        - Request for Acceleration of Effectiveness

        - File No. 333-144769

On November 2, 2007, the Corporation filed the above-referenced Registration Statement on Form S-4/A (the "Registration Statement").

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, the Corporation respectfully requests the acceleration of effectiveness of the Registration Statement to 11:00 a.m. (Washington, DC time) on Wednesday, November 7, 2007, or as soon as practicable.  The Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

The undersigned, on behalf of the Corporation, hereby acknowledges that:

(1)

the Corporation is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Securities and Exchange Commission;

(2)

staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff of the SEC do not foreclose the Securities and Exchange Commission from taking action with respect to the filing;

(3)

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(4)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(5)

the Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (604) 681-9588 or fax him at (604) 681-4760 with any questions or comments you may have.  Thank you for your assistance.

Yours truly,

Eurasia Energy Limited

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey,

C.F.O. and Director